PRIVILEGED AND CONFIDENTIAL

POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, North Carolina 28105
704-849-0860

May 24, 2012

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PokerTek, Inc. Post-Effective Amendment No. 1 to Form S-1 Filed April 27, 2012 File No. 333-169661

Dear Sirs:

By letter dated May 10, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 1 to Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to our Form S-1 Registration Statement, File No. 333-169661 (the “Registration Statement”). We have revised the Post-Effective Amendment to reflect our responses to the SEC Letter in Amendment No. 2 to Post-Effective Amendment No. 1 (the “Amendment”), which we are filing with the Commission concurrently herewith.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter. Unless otherwise noted, page numbers refer to the marked copy of the Amendment.

General

1.
We note your response to comment one in our letter dated April 16, 2012. Please advise us as to whether the selling stockholder made any offers or sales of your common stock during the period in which your audited financial statements included in the prospectus as part of the Forms S-1 were not current.

RESPONSE: In response to the Staff's comment above, as stated in our response to comment one in the Commission's letter dated April 16, 2012, we believe we acted in good faith by filing a prospectus supplement to update our prospectus on March 25, 2011 by appending our December 31, 2010 audited financial statements to that prospectus supplement with the understanding that information contained in a prospectus supplement will be deemed part of and included in the registration statement containing the base prospectus to which the prospectus supplement relates. We filed the prospectus supplement on the advice of our former counsel, whose services have since been terminated. We also note that our good faith attempt to update the prospectus with our December 31, 2010 audited financial statement by filing the prospectus supplement was made more than four months prior to the date on which were obligated to do so (i.e., August 10, 2011). We believe that this error is an issue of a technical nature as to the form that was filed rather than a disclosure issue. We believe that the information set forth in the prospectus supplement that was filed with the Commission provided any potential purchaser of our common stock with all of the then-current public information on the Company, including our most recent audited financial information, which was accessible through the Edgar database. This is the same information that would have been disclosed had the Company filed a post-effective amendment. Clearly, it was always our intent to comply with the registration requirements and believe we have now rectified this technical defect with the filing of our Post-Effective Amendment No. 1 to Form S-1, originally filed on April 3, 2012. Based on the foregoing, the selling stockholder has informed us that it made sales of 168,649 shares of Company common stock during the period in question, of which 75,474 shares were sold pursuant to exemption from registration provided for in Rule 144(d) as those shares were issued by the Company to the selling stockholder in June 2010. The balance, 93,175 shares of our common stock, was sold in anonymous broker transactions pursuant to what we and the selling stockholder believed to be an effective registration statement.

Securities and Exchange Commission
May 24, 2012
Page -2-

2.
We note your response to comment two in our letter dated April 6, 2012. Please note that you may only incorporate by reference previously filed Exchange Act reports in a Form S-1. Please file another post-effective amendment to incorporate by reference Part III of your Form 10-K, which you filed after, rather than prior to, your most recent post-effective amendment.

RESPONSE: We note your comment and apologize for the error. We believe Amendment No. 2 now properly incorporates our Form 10-K/A, which includes Part III of our Form 10-K, filed on April 30, 2012.

3.
We note your response to comment three in our letter dated April 16, 2012. As previously requested, please provide the transaction-related disclosure required by Form S-1. We note, for example, that your post-effective amendment does not include updated selling stockholder information or plan of distribution details as required by Items 7 and 8, respectively, of Form S-1.

RESPONSE: The disclosure in Amendment No. 2 has been updated in accordance with your comment.

4.
We note your response to comment four in our letter dated April 16, 2012. As previously requested, please remove all references to your prospectus constituting a “prospectus supplement,” such as in the third paragraph on page one.

RESPONSE: In accordance with your comment, we have replaced “prospectus supplement” with “prospectus” in every instance. We apologize for the oversight in our initial response to your comment.

Securities and Exchange Commission
May 24, 2012
Page -3-

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 704-849-0860 ext. 101 or our outside legal counsel, Kenneth S. Rose, Esq. of Morse, Zelnick, Rose & Lander, LLP at (212) 838-5030.

Very truly yours,

/s/ Mark D. Roberson

Mark D. Roberson
Chief Executive Officer

MDR